Filed by Brasil Telecom S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Coari Participações S.A.

Commission File No.: 132-02657

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY TELE NORTE LESTE PARTICIPAÇÕES S.A., TELEMAR NORTE LESTE S.A., COARI PARTICIPAÇÕES S.A. AND BRASIL TELECOM S.A. RELATING TO THE PROPOSED MERGER OF SHARES BETWEEN COARI PARTICIPAÇÕES S.A. AND BRASIL TELECOM S.A. AND THE MERGER OF COARI PARTICIPAÇÕES S.A. WITH AND INTO TELEMAR NORTE LESTE S.A.

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Additional Information and Where to Find It:

This communication contains information with respect to:

•	the proposed merger of shares (incorporação de ações) between Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“Brasil Telecom”); and

•	the proposed merger (incorporação) of Coari with and into Telemar Norte Leste S.A. (“Telemar”).

In connection with the proposed merger of shares between Coari and Brasil Telecom, Coari plans to file with the U.S. Securities and Exchange Commission (the “Commission”) (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom, and (2) other documents regarding the proposed merger of shares.

In connection with the proposed merger of Coari with and into Telemar, Telemar plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) other documents regarding the proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed share exchange and the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from the issuer of the relevant securities, Coari or Telemar, as applicable.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Tele Norte Leste Participações S.A., Telemar, Coari and Brasil Telecom, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

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TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.134/0001-58 NIRE 33.3.0026253-9 Publicly-traded	TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 NIRE 33.3.0015258-0 Publicly-traded

COARI PARTICIPAÇÕES S.A. CNPJ/MF No. 04.030.087/0001-09 NIRE 35.3.0018062-3 Publicly-traded	BRASIL TELECOM S.A. CNPJ/MF No. 76.535.764/0001-43 NIRE 53.3.0000622–9 Publicly-traded

MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BrT”), pursuant to article 157, paragraph 4 of Law No. 6.404/76 and CVM Instruction No. 358/02, hereby inform their shareholders and the market of the following.

In order to continue the execution of the acts necessary for the implementation of the Corporate Reorganization disclosed in previous Material Facts, which has as one of its objectives the integration of the shareholder base of Brasil Telecom Participações S.A. (which is already integrated into BrT as a result of the merger of Brasil Telecom Participações S.A. into BrT) and BrT into Telemar, the Boards of Directors of TNL and Telemar, at meetings held on November 26, 2009, approved, as the case may be:

I. Creation of a new class of preferred shares of Telemar: The new class of preferred shares will be designated class “C” preferred shares (“TMAR7 shares”), and will grant the following rights to its holders: (a) priority in the payment of a dividend of 3% per year, calculated based on the amount resulting from the division of the net equity of Telemar by the total number of its shares; and (b) the right to participate in the distribution of profits under equal conditions with the common shares, after dividends equal to amount of the priority dividend set forth in clause (a) are paid to the common shares. The TMAR7 shares will not be redeemable;

II. Increase of the rights of class “A” preferred shares of Telemar: Class “A” preferred shares (“TMAR5 shares”) will be granted priority dividends under equal conditions to the priority dividends that will be granted to TMAR7 shares, in addition to the rights to which TMAR5 shares are currently entitled;

III. Conversion of TMAR5 and TMAR6 into TMAR7: Holders of TMAR 5 shares and Class “B” preferred shares (“TMAR6 shares”) will be entitled to convert their TMAR5 and TMAR6 shares into TMAR7 shares, at their free and exclusive discretion, in the proportion of one TMAR7 share for each TMAR5 or TMAR6 share, as the case may be, during a certain period of time to be timely established;

IV. Conversion of preferred shares of Telemar held by TNL into TMAR7: The Board of Directors of TNL approved the conversion of all the preferred shares of Telemar held by TNL into TMAR7 shares, which conversion will be timely executed; and

V. Registration of Telemar with SEC and listing of its shares with the NYSE: Telemar intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement to register under the U.S. Securities Act of 1933 (1) common shares of Telemar and the TMAR7 shares that will be issued to shareholders of Coari residing in the United States, and (2) Telemar American Depositary Shares (“ADSs”), and intends to list the ADSs representing its common shares and TMAR7 shares on the New York Stock Exchange (“NYSE”). Other classes of preferred shares of Telemar will not be represented by ADSs and will not be listed on the NYSE

Other Information: Holders of preferred shares of BrT (who will receive shares of Coari in the share exchange between Coari and BrT) will hold TMAR7 shares after the conclusion of the Corporate Reorganization. After the conclusion of the Corporate Reorganization and after the end of the period for the conversion of preferred shares into the new class of TMAR7 shares, the managements of TNL and Telemar estimate that the liquidity of the TMAR7 shares will be substantially greater than the liquidity of TMAR5 shares.

The creation of the class of TMAR7 shares and the increase of the rights of TMAR5 shares will be submitted to the approval of the Extraordinary Shareholders Meeting of Telemar that will be summoned in the next days.

The managements of TNL, Telemar and Coari will continue to inform their shareholders and the market with respect to the Corporate Reorganization.

Rio de Janeiro, November 27, 2009

Alex Waldemar Zornig Investors Relations Officer

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to TNL, Telemar, Coari and BrT, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.